Exhibit 1

MIND CTI Reports First Quarter 2018 Results

* MIND CTI to Host Annual Meeting of Shareholders

Yoqneam, Israel, May 7, 2018 MIND C.T.I. LTD. – (NasdaqGM:MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product based solutions for service providers as well as unified communications analytics and call accounting solutions for enterprises, today announced results for its first quarter ended March 31, 2018.

The following will summarize our major achievements in the first quarter of 2018 as well as our business. The financial results can be found in the Company News section of our website at http://www.mindcti.com/company/news/ and in our Form 6-K.

Financial Highlights

●	Revenues were $4.5 million, same as in the first quarter of 2017.
●	Operating income was $1.3 million, or 28% of total revenues, compared with $0.9 million, or 21% of total revenues in the first quarter of 2017. The unusually high operating margins are the result of higher than usual revenue from licenses.
●	Net income was $1.2 million, or $0.06 per share, compared with $0.9 million, or $0.05 per share in the first quarter of 2017.
●	One SaaS new customer and multiple follow-on orders.
●	Cash flow from operating activities during the quarter was $1.3 million, compared with $0.5 million in the first quarter of 2017.

As of March 31, 2018, we had 228 employees in our offices, compared with 250 as of March 31, 2017.

Monica Iancu, MIND CTI CEO, commented: “As previously announced, we continue to generate significant revenues from our existing customer base and we are active in presale processes, but sales cycles are long and competition is even more intense. There is severe pricing pressure, especially when we compete against vendors that focus on specific markets. As planned, we continue to improve our operating efficiency and productivity and at the same time the professional services component of our business revenues increases. We continue to invest in technology and in enhancing our offering to include omni-channel engagement and business analytics.”

New Win and Multiple Follow-on Orders

The new win is a 6-year SaaS contract, based on a revenue sharing model, with a US customer offering Avaya Hosted IP Office for mid-market partners. MIND will deploy the MINDBill Essentials product based solution.

This quarter we received multiple orders from different customers including one large license increase, an additional upgrade to MINDBill Version 8, specific customizations to be delivered with Agile methodology and additional professional services.

Cash Position and Annual Dividend Distribution

Our cash position, including long-term available-for-sale securities, was $14.4 million as of March 31, 2018.

As previously announced, the Board declared on February 22, 2018 a cash dividend of $0.30 per share before withholding tax at a rate of 20%.

The dividend declared and distributed was approximately $5.8 million, out of which approximately $4.6 million was paid to the shareholders in March 2018 and approximately $1.2 million was paid for the withholding tax to the Israel Tax Authority after the quarter end, in April 2018.

Revenue Distribution

Revenues in the Americas represented 64%, revenues in Europe represented 27% and revenues in the rest of the world represented 9% of our total revenues.

Revenues from customer care and billing software totaled $3.6 million, or 79% of total revenues, while revenues from enterprise call accounting software totaled $0.9 million, or 21% of total revenues.

Revenues from licenses were $0.8 million, or 18% of total revenues, while revenues from maintenance and additional services were $3.7 million, or 82% of total revenues.

Changes in Management Team

MIND also announced today the appointment of new CFO and CTO.

Ran Mendelaw, (41), joined us in order to replace Mr. Aviram Cohen as the new CFO, starting June 2018. Mr. Cohen joined MIND in 2006 and served as CFO since 2010 and now intends to pursue other business opportunities. We thank Mr. Cohen for his contribution to the company's success. Mr. Mendelaw comes to MIND after serving as a group controller in a public industrial company, Tadir-Gan Precision Products (1993) Ltd. (TDGN on the Tel-Aviv Stock Exchange). Prior to that, he served 10 years at PwC Israel, including as a senior manager. Ran is a Certified Public Accountant and holds a B.A. degree in Accounting and Economics from the Haifa University.

Reuben Halevi rejoined MIND in April 2018 as CTO, bringing over 25 years of a proven track record as an executive, business and technical leader and consultant in the US and Israeli software industry. For the last three years Mr. Halevi worked as a consultant, assisting hi-tech startup companies in all strategy and business aspects. Prior to that, he served in several executive roles, including as VP Engineering at MIND in 2014-2015, VP R&D and US COO at Retalix (acquired by NCR). Reuben holds a B.Sc. in Industrial Engineering and Management (Cum Laude) from the Technion – Israel Institute of Technology.

AGM

MIND also announced today that its 2018 Annual General Meeting of Shareholders will be held on Wednesday, August 14, 2018 at 10:00 A.M. (Israel time), at the offices of the Company, Industrial Park, Building 7, Yoqneam 2069202, Israel.

Shareholders of record at the close of business on July 11, 2018 are entitled to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. Proxy statements and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by mail to shareholders that hold shares registered with the American Stock Transfer & Trust Company, including shares held via DTC members.

The agenda of the meeting is as follows:

1.	to re-appoint Brightman Almagor Zohar & Co. (member of Deloitte Touche Tohmatsu Limited), as the Company’s independent auditor until the close of the following 2019 Annual General Meeting and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so;

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2.	to approve an amendment to the Company’s Compensation Policy with respect to D&O Insurance, Exculpation and Indemnification and approval of the D&O insurance policy terms accordingly;

3.	to approve the election of Mr. Meir Nissensohn as a Class III director of the Company until the close of 2021 Annual General Meeting and his compensation for his services as director;

4.	to discuss the Company’s audited financial statements for the year ended December 31, 2017.

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as unified communications analytics and call accounting solutions for enterprises. MIND provides a complete range of billing applications for any business model (license, SaaS, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers. A global company, with over twenty years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, Romania and Israel.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND CTI Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

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MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months		Year Ended
	Ended March 31,		December 31,
	2018	2017	2017
	(Unaudited)		(Audited)
	U.S. dollars in thousands
	(except per share data)

Revenues	$4,542	$4,455	$18,062
Cost of revenues	1,760	2,032	7,033
Gross profit	2,782	2,423	11,029
Research and development expenses	837	786	3,417
Selling and marketing expenses	305	310	1,250
General and administrative expenses	383	383	1,676
Operating income	1,257	944	4,686
Gain on disposal of a subsidiary	-	-	893
Financial income - net	8	184	630
Income before taxes on income	1,265	1,128	6,209
Taxes on income	103	215	597
Net income for the period	$1,162	$913	$5,612

Earnings per ordinary share- basic and diluted	$0.06	$0.05	$0.29

Weighted average number of ordinary shares used in computation of earnings per ordinary share - in thousands:
Basic	19,275	19,270	19,292
Diluted	19,554	19,477	19,559

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MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31,	December 31,
	2018	2017
	(Unaudited)	(Audited)
	U.S. dollars in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$4,091	$5,014
Short-term bank deposits	4,077	6,102
Marketable securities	5,576	5,878
Accounts receivable, net:
Trade	1,357	1,239
Other	751	843
Prepaid expenses	435	347
Inventories	4	4
Total current assets	16,291	19,427

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Marketable securities - available-for-sale	532	544
Long-term bank deposits	101	101
Severance pay fund	1,576	1,642
Deferred income taxes	33	32
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	209	202
GOODWILL	5,430	5,430
Total assets	$24,172	$27,378

Liabilities and shareholders’ equity
CURRENT LIABILITIES :
Accounts payable and accruals:
Trade	$346	$113
Other	2,588	837
Deferred revenues	2,605	3,556
Total current liabilities	5,539	4,506

LONG-TERM LIABILITIES :
Deferred revenues	77	138
Employee rights upon retirement	1,658	1,712
Total liabilities	7,274	6,356

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	26,231	26,180
Accumulated other comprehensive loss	(815)	(804)
Accumulated deficit	(7,054)	(2,854)
Treasury shares	(1,516)	(1,554)
Total shareholders’ equity	16,900	21,022
Total liabilities and shareholders’ equity	$24,172	$27,378

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MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months		Year Ended
	Ended March 31,		December 31,
	2018	2017	2017
	(Unaudited)		(Audited)
	U.S. dollars in thousands
Cash flows from operating activities:
Net income	$1,162	$913	$5,612
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	24	28	104
Deferred income taxes, net	(1)	-	63
Accrued severance pay	(34)	66	(145)
Realized loss from marketable securities available-for-sale	1	4	25
Unrealized loss (gain) from marketable securities, net	24	(14)	30
Employees share-based compensation expenses	51	44	182
Gain on disposal of subsidiary	-	-	(893)
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	23	371	(141)
Other	92	5	(680)
Increase in prepaid expenses and deferred cost of revenues	(88)	(68)	(28)
Decrease in inventories	-	-	1
Increase (decrease) in accounts payable and accruals:
Trade	233	276	62
Other	567	(549)	(396)
Decrease in deferred revenues	(718)	(538)	(1,050)
Net cash provided by operating activities	1,336	538	2,746

Cash flows from investing activities:
Purchase of property and equipment	(31)	(12)	(71)
Severance pay funds	46	(48)	93
Proceeds from sale of a subsidiary	-	1,169	1,169
Proceeds from (investment in) marketable securities	278	88	(1,124)
Proceeds from sale of marketable securities available-for-sale	-	-	326
Proceeds from (investment in) short-term bank deposits	2,025	2,396	(1,170)
Net cash provided by (used in) investing activities	2,318	3,593	(777)
Cash flows from financing activities:
Employee stock options exercised and paid	38	53	53
Dividend paid	(4,615)	(6,173)	(6,173)
Net cash used in financing activities	(4,577)	(6,120)	(6,120)
Decrease in cash and cash equivalents	(923)	(1,989)	(4,151)
Balance of cash and cash equivalents at beginning of period	5,014	9,165	9,165
Balance of cash and cash equivalents at end of period	$4,091	$7,176	$5,014

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